UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

OR

☐	TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&F Mortgage Corporation 401(k) Plan

1400 Alverser Drive

Midlothian, Virginia 23113

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C & F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The C&F Mortgage Corporation 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

C&F Mortgage Corporation 401(k) Plan

Midlothian, Virginia

We have audited the accompanying statements of net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2004 and 2003, and the changes in its financial status for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Young, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
June 10, 2005

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$7,119,999	$5,142,786

Receivables:
Employer contribution	295,822	644,406
Employee deferrals	608	2,677
Dividends	3,588	2,488

Total receivables	300,018	649,571

Cash	17,102	14,085

Net assets available for benefits	$7,437,119	$5,806,442

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$657,292	$1,036,042
Interest and dividends	15,198	9,970

	672,490	1,046,012

Contributions:
Employer	295,822	644,406
Participant	851,670	714,642
Rollover and other contributions	103,057	415,215

	1,250,549	1,774,263

Total additions	1,923,039	2,820,275

Deductions from net assets attributed to:
Benefits paid to participants	255,060	35,170
Administrative expenses	37,302	24,076

Total deductions	292,362	59,246

Net increase	1,630,677	2,761,029

Net assets available for benefits:
Beginning of period	5,806,442	3,045,413

End of period	$7,437,119	$5,806,442

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the C&F Mortgage Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained by C&F Mortgage Corporation (Company), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to have compensation deferred up to the maximum percentage allowed by the Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may make a discretionary profit sharing contribution, determined annually by its Board of Directors. The contribution is allocated in proportion to a participant’s contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company, net of forfeitures, were $295,822 and $644,406 during the plan years ended December 31, 2004 and 2003, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

The Plan’s vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company’s contributions occurs as follows:

Number of Years of Vesting Service	Vested Interest
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Investment Options

All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into over 50 separate investment options. The options include pooled separate accounts, guaranteed interest accounts, money market and managed accounts.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

Payment of Benefits

Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

Forfeited Accounts

For the years ended December 31, 2004 and 2003, forfeited nonvested accounts totaling $14,179 and $13,718, respectively, were used to reduce employer contributions.

Notes to Financial Statements

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan’s Guaranteed Interest Accounts guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company’s general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the portion of their account not previously vested.

Notes to Financial Statements

Note 4.	Investments

The Plan’s investment assets are currently held by the custodians, Manulife Financial Corporation and Raymond James Financial Services, Inc. The following table presents investments for the years ended December 31, 2004 and 2003 that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2004	2003
Manulife Lifestyle Fund - Aggressive Portfolio	$1,067,713	$822,893
Manulife Lifestyle Fund - Balanced Portfolio	752,409	479,159
Manulife Lifestyle Fund - Growth Portfolio	1,581,999	1,179,647
C&F Financial Corporation - Employer Common Stock	603,232	489,898

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $657,292 and $1,036,042, respectively as follows:

	December 31,
	2004	2003
Pooled separate accounts	$647,461	$884,394
Employer Common stock	10,110	151,257
Guaranteed investment contracts	(279)	391

	$657,292	$1,036,042

Note 5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 17, 2005, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.	Related Party Transactions

Certain Plan investments are units of pooled separate accounts managed in part by Manufacturers Advisor Corporation. Group annuity contracts for guaranteed interest accounts are issued by Manufacturers Life Insurance Company. Both Manufacturers Advisor Corporation and the Manufacturers Life Insurance Company are affiliates of Manulife Financial Corporation, the Plan asset custodian. Therefore, transactions in these investments qualify as party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

Notes to Financial Statements

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations and the fair value of Employer Common Stock is based on quotes from an active market.

Note 7.	Administrative Expenses

Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Significant Amendments & Events

Effective October 1, 2004, the Plan was amended to allow distributions to be made in cash only. Distributions of employer stock are no longer permitted.

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2004

Description of Asset/Identity of Issue	Fair Value
Pooled Separate Accounts
Manulife Aggressive Growth Fund	$38,794
Manulife Developing Markets Fund	81,981
Manulife Discovery Fund	3,802
Manulife Equity Income Fund	15,533
Manulife Foreign Fund	12,003
Manulife Blue Chip Fund	26,388
Manulife Prudential Jennison Growth Fund	10,341
Manulife Large-Cap Fund	76,635
Manulife Fidelity Advisor Dividend Growth Fund	45,276
Manulife Spectrum Income Fund	19,381
Manulife 500 Index Fund	165,058
Manulife Equity Growth Fund	75,072
Manulife Lifestyle Fund-Aggressive Portfolio	1,067,713
Manulife Lifestyle Fund-Balanced Portfolio	752,409
Manulife Lifestyle Fund-Conservative Portfolio	56,946
Manulife Lifestyle Fund-Growth Portfolio	1,581,999
Manulife Lifestyle Fund-Moderate Portfolio	211,593
Manulife Wietz Ptns Fund	65,107
Manulife AIM Constellation Fund	2,742
Manulife Beacon Fund	85,461
Manulife Overseas Fund	7,565
Manulife Science & Technology Fund	289,402
Manulife Select Twenty Fund	163,083
Manulife Quantitative Mid Cap Fund (VS)	47,727
Manulife Small-Mid-Cap Growth Fund	49,165
Manulife International Stock Fund	24,873
Manulife Lord Abbett Develop Growth Fund	6,490
Manulife Dominion Social Equity Fund	6,550
Manulife Value & Restructuring Fund	42,633

Carried Forward	$5,031,722

C&F MORTGAGE CORPORATION 401(K) PLAN

Schedule of Assets Held for Investment Purposes

(Continued)

December 31, 2004

Description of Asset/Identity of Issue	Fair Value
Carried Forward	$5,031,722
Pooled Separate Accounts (cont’d)
Manulife Worldwide Fund	40,175
Manulife Short Term Fund	5,097
Manulife Total Return Fund	106,099
Manulife New York Venture Fund	73,651
Manulife Balance Sheet Fund	75,589
Manulife Capital Opportunities Fund	28,814
Manulife Global Equities Fund	1,827
Manulife Passport Fund	61,598
Manulife TRP Equity Income Fund	57,838
Manulife Mid Cap Fund	45,949
Manulife Index Total Fund	1,859
Manulife Index Small Fund	40,930
Manulife Real Return Fund	528
Manulife American Funds American Balanced Fund	178,403
Manulife American Funds Washington Mutual Investors Fund	36,751
Manulife Amercian Funds Investment Company of America	18,364
Manulife Smith Barney Small Cap Value Fund	14,227
Manulife Large Cap Value Fund	1,084
Manulife American Funds Growth Fund of America	152,034
Manulife American Funds EuroPacific Growth Fund	92,041
Manulife Small Company Fund	30,273
Manulife VS AC Fund	21,701
Manulife Index Mid Cap Fund	1,174
Manulife Money Market Fund	322,863

6,440,591

Common Stock
C&F Financial Corporation - Employer Common Stock	603,232

Guaranteed Interest Accounts
Guaranteed Investment Contract	76,176

Total assets held for investment purposes	$7,119,999

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&F MORTGAGE CORPORATION 401(k) PLAN
(Name of Plan)

Date June 28, 2005	/s/ Bryan E. McKernon
Bryan E. McKernon, President & CEO
C&F MORTGAGE CORPORATION